Exhibit 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our reports dated November 23, 2015 on the consolidated financial statements of Shaw Communications Inc. as at August 31, 2015 and 2014 and for the two years ended August 31, 2015, and the effectiveness of internal control over financial reporting as of August 31, 2015 of Shaw Communications Inc. filed with the Securities and Exchange Commission.

Calgary, Canada November 23, 2015	Chartered Accountants